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                                                [DEUTSCHE ASSET MANAGEMENT LOGO]
PRESS RELEASE
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FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION:
ROSALIA SCAMPOLI 212.250.5536, MEDIA
JONATHAN DIORIO 800.349.4281, INVESTORS


                   THE KOREA FUND, INC. ANNOUNCES EXPIRATION
                    AND PRELIMINARY RESULTS OF TENDER OFFER

      NEW YORK, NY, AUGUST 22, 2005 -- THE KOREA FUND, INC. (NYSE: KF) announced today the preliminary results of its tender offer for up to 22,350,747 of its shares of common stock, representing approximately 50% its outstanding shares. The offer expired at 5:00 p.m. Eastern time on Friday, August 19, 2005.

      Based upon current information, approximately 14,777,126 shares of common stock, or approximately 33% of the Fund's common stock outstanding, were tendered through the stated expiration date, including shares tendered pursuant to notices of guaranteed delivery. This number is subject to adjustment and should not be regarded as final. No more than a total of 22,350,747 properly tendered shares will be accepted in exchange for a pro rata portion of the Fund's investment portfolio, at a price per share equal to 98% of the net asset value per share as of the business day after the expiration date. A final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

      The Korea Fund, Inc. is a non-diversified, closed-end investment company. The Fund seeks long-term capital appreciation through investing primarily in equity securities trading on the Korean stock exchanges. Its shares are listed on the New York Stock Exchange under the symbol "KF."

                                      # # #

      Investments in funds involve risks. Additional risks are associated with international investing, such as government regulations and differences in liquidity which may increase the volatility of your investment. Foreign security markets generally exhibit greater price volatility and are less liquid than the US market. Additionally, this fund focuses its investments in certain geographical regions, thereby increasing its vulnerability to developments in that region and potentially subjecting the fund's shares to greater price volatility.

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      Closed-end funds, unlike open-end funds, are not continuously offered.
There is a one time public offering and once issued, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the fund's shares is determined by a number of factors, several of which are beyond the control of the fund. Therefore, the fund cannot predict whether its shares will trade at, below or above net asset value.

      This announcement is not an offer to purchase or the solicitation of an offer to sell shares of the Fund or a prospectus, circular or representation intended for use in the purchase or sale of Fund shares.

      Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. Fund shares involve investment risk, including possible loss of principal.


NOT FDIC/NCUA INSURED               MAY LOSE VALUE            NO BANK GUARANTEE
NOT A DEPOSIT              NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY


SCUDDER INVESTMENTS IS PART OF DEUTSCHE ASSET MANAGEMENT WHICH IS THE MARKETING NAME IN THE US FOR THE ASSET MANAGEMENT ACTIVITIES OF DEUTSCHE BANK AG, DEUTSCHE BANK TRUST COMPANY AMERICAS, DEUTSCHE ASSET MANAGEMENT INC., DEUTSCHE ASSET MANAGEMENT INVESTMENT SERVICES LTD., DEUTSCHE INVESTMENT MANAGEMENT AMERICAS INC. AND SCUDDER TRUST COMPANY.

(08/05 39958)


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